Issuer Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration No. 333-261836

June 21, 2023

Export Development Canada / Exportation et développement Canada (“EDC”)

U.S. $2,000,000,000 4.375% United States Dollar Bonds due 2026

Final Term Sheet

June 21, 2023

Issuer:	Export Development Canada / Exportation et développement Canada

Title:	4.375% United States Dollar Bonds due 2026

Existing Long Term Issuer Ratings*:	Aaa Stable (Moody’s), AAA Stable (S&P)

Format:	SEC Registered Global

Size:	U.S. $2,000,000,000

Trade Date:	June 21, 2023

Settlement Date:	June 29, 2023 (T+6)

Maturity Date:	June 29, 2026

Callable:	No, unless a change in the laws or regulations of Canada would require the payment by EDC of additional amounts on the bonds.

Interest Payment Dates:	Semi-annually on June 29 and December 29, commencing on December 29, 2023. Interest will accrue from June 29, 2023.

First Interest Payment Date:	December 29, 2023

Benchmark Treasury:	UST 4.125% due June 15, 2026

Benchmark Treasury Price and Yield:	99-153⁄4 / 4.308% Semi-annual

Spread to Benchmark Treasury:	+13.85bps

Spread to SOFR Mid-Swap:	+25bps

Yield to Maturity:	4.447%

Coupon:	4.375%, accruing from June 29, 2023

Price:	99.800% plus accrued interest, if any, from June 29, 2023

Day Count:	30/360 following unadjusted

Specified Currency:	United States Dollar (“U.S.$” or “$”)

Minimum Denomination:	$5,000 and increments of $5,000 in excess thereof

Fees:	0.10%

Listing:	Euro MTF Market of the Luxembourg Stock Exchange

Status:	The bonds will carry the full faith and credit of Canada. The payment of the principal of and interest on the bonds will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada.

Governing Law:	The laws of Ontario and the laws of Canada applicable therein.

Business Days:	London, New York, Toronto

Representatives:	BofA Securities, Inc. Citigroup Global Markets Limited Crédit Agricole Corporate and Investment Bank Daiwa Capital Markets Europe Limited Scotia Capital (USA) Inc.

Co-managers:	Barclays Bank PLC
BMO Capital Markets Corp.
BNP Paribas
CIBC World Markets Corp.
Deutsche Bank AG, London Branch
Goldman Sachs International
HSBC Bank plc
J.P. Morgan Securities plc
Morgan Stanley & Co. International plc
National Bank of Canada Financial Inc.
NatWest Markets Plc
Nomura International plc
RBC Capital Markets, LLC
TD Securities (USA) LLC
Wells Fargo Securities, LLC

Billing and Delivering:	Scotia Capital (USA) Inc.

Settlement:	DTC, CDS, Euroclear, Clearstream

CUSIP Number:	30216B KB7

ISIN:	US30216BKB70

Reference Document:	Prospectus Supplement, subject to completion, dated June 21, 2023 and Prospectus dated March 14, 2022 https://www.sec.gov/Archives/edgar/data/276328/000119312523170836/d508740d424b2.htm

Legends:

This document does not constitute or form part of any offer or invitation to sell these bonds and is not soliciting any offer to buy these bonds in any jurisdiction where such offer or sale is not permitted.

MiFID Target Market: The manufacturer target market (MiFID product governance) is eligible and professional counterparties only (all distribution channels).

UK MiFIR Target Market: The manufacturer target market (MiFIR product governance) is eligible and professional counterparties only (all distribution channels).

This document is for distribution only to persons who: (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) in connection with the issue or sale of any bonds may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

This document, the prospectus supplement and the base prospectus have been prepared on the basis that all offers of the bonds in the United Kingdom (the “UK”) will be made pursuant to an exemption under Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”) and the FSMA from the requirement to produce or publish a prospectus. Accordingly, any person making or intending to make any offer within the UK of the bonds may only do so in circumstances in which no obligation arises for EDC or any underwriter to produce or publish a prospectus pursuant to the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation in relation to such offer. Neither EDC nor any underwriter has authorized, nor do they authorize, the making of any offer of the bonds to any legal entity which is not a qualified investor as defined in the UK Prospectus Regulation. Neither this document nor the prospectus supplement nor the base prospectus has been approved as a prospectus by a competent authority in the UK and accordingly none is a prospectus for the purposes of the UK Prospectus Regulation.

This document, the prospectus supplement and the base prospectus have been prepared on the basis that all offers of the bonds in any Member State of the European Economic Area will be made pursuant to an exemption under Regulation (EU) 2017/1129 (the “Prospectus Regulation”) from the requirement to produce or publish a prospectus. Accordingly, any person making or intending to make any offer within a Member State of the bonds may only do so in circumstances in which no obligation arises for EDC or any underwriter to produce or publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation in relation to such offer. Neither EDC nor any underwriter has authorized, nor do they authorize, the making of any offer of the bonds to any legal entity which is not a qualified investor as defined in the Prospectus Regulation. Neither this document nor the prospectus supplement nor the base prospectus has been approved as a prospectus by a competent authority in any Member State and accordingly none is a prospectus for the purposes of the Prospectus Regulation.

If and to the extent that this announcement is communicated in, or the offer of the bonds to which it relates is made in, the UK or any Member State, this announcement and the offer are only addressed to and directed at persons in the UK or that Member State who are qualified investors as defined in the UK Prospectus Regulation or the Prospectus Regulation, as applicable and must not be acted upon by other persons in the UK or that relevant Member State.

Neither EDC nor any underwriter has authorized, nor do they authorize, the making of any offer of the bonds through any financial intermediary, other than offers made by the relevant underwriter which constitute the final placement of the bonds contemplated in the prospectus supplement.

NOTIFICATION UNDER SECTION 309B(1)(C) OF THE SECURITIES AND FUTURES ACT 2001 OF SINGAPORE: The Instruments are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products)

*  A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by EDC.

EDC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.

Before you invest, you should read the prospectus in that registration statement and other documents EDC has filed with the SEC for more complete information about EDC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, EDC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free at 1-800-294-

1322 for BofA Securities, Inc., +44-20-7986-9000 for Citigroup Global Markets Limited, 1-866-807-6030 for Crédit Agricole Corporate and Investment Bank, +44-20-7597-8000 for Daiwa Capital Markets Europe Limited and 1-800-372-3930 for Scotia Capital (USA) Inc.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.